Team Hold Creator LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
x0597 Investment Proceeds	2.89
x1888 Rev Share Half Pct	0.00
x5136 Revenue Account	0.00
x5309 Investor Rev Share	433.34
x5441 Creator Rev Share	13.34
Total Bank Accounts	**$449.57**
Total Current Assets	**$449.57**
TOTAL ASSETS	**$449.57**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Loan - Oversubscribe	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Distributions	-2,387.80
Retained Earnings	
Net Income	2,837.37
Total Equity	**$449.57**
TOTAL LIABILITIES AND EQUITY	**$449.57**